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                              UNITED STATES                   OMB APPROVAL
                   SECURITIES AND EXCHANGE COMMISSION    ----------------------
                         WASHINGTON, D.C. 20549          OMB NUMBER:  3235-0058
                                                       EXPIRES: JANUARY 31, 2002
                                                        ESTIMATED AVERAGE BURDEN
                               FORM 12b-25             HOURS PER RESPONSE...2.50

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                                                            SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING              33-83526
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                                                              CUSIP NUMBER
                                                              46601E 10 5
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(CHECK ONE):   /X/ Form 10-K  / / Form 20-F  / / Form 11-K  / / Form 10-Q
               / / Form N-SAR

          For Period Ended:   December 31, 1999
                              ----------------------------
          [ ]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          --------------------------------------

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   READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ----------------------------------

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PART I -- REGISTRANT INFORMATION

The IXATA Group, Inc.
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Full Name of Registrant

SecurFone America, Inc.
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Former Name if Applicable

8080 Dagget Street, Suite 220
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Address of Principal Executive Office (STREET AND NUMBER)

San Diego, California  92111
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City, State and Zip Code

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/X/  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     The IXATA Group, Inc. (the "Company") is unable to timely file its annual report on Form 10-KSB for the year ended December 31, 1999 because the Company has not yet completed its audit for the year and cannot do so without unreasonable effort and expense. On March 20, 2000, the Company and Conte Co., C.P.A., Inc. mutually agreed that Conte Co. would no longer serve as the Company's independent accountant. The Company has retained Nation Smith Hermes Diamond, APC, as the Company's independent accountant and is in the process of completing the audit and its Form 10-KSB. See the Company's Current Report on Form 8-K dated March 20, 2000 and filed with the Securities and Exchange Commission on March 30, 2000. The Company expects to file its Form 10-KSB within the time period prescribed by Rule 12b-25.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Andrew H. Kent                    800                           473-6748
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     (Name)                      (Area Code)                  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 /X/ Yes  / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company was organized to develop and market prepaid wireless products and services in various markets throughout the United States. In the second quarter of 1999, the Company sold a portion of its prepaid cellular assets and subsequently disposed of the remainder of its wireless operations. See the Company's Current Report on Form 8-K dated April 22, 1999 and filed with the Securities and Exchange Commission on March 13, 2000. On July 1, 1999, the Company acquired IXATA, Inc., a global provider of Internet based business-to-business and e-commerce services for the corporate travel and hospitality market. See the Company's two Current Reports on Form 8-K dated July 1, 1999 and filed with the Securities and Exchange Commission on July 19, 1999 and March 10, 2000. As a result of these transactions, the Company anticipates that certain accounts in the financial statements for the year ended December 31, 1998 and the period from May 20, 1996 (date of inception) to December 31, 1999 will be reclassified for comparative purposes to conform with the presentation in the December 31, 1999 financial statements.

The IXATA Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                        THE IXATA GROUP, INC.


Date: March 30, 2000                    /s/ Andrew H. Kent
                                        ----------------------------------------
                                        By Andrew H. Kent, Chief Financial
                                        Officer